CGCM FUNDS

June 26, 2017

Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, New York 10281

Attn: Lauren Hamilton

RE:	CONSULTING GROUP CAPTIAL MARKETS FUNDS (File No. 811-06318)

Dear Ms. Hamilton:

Thank you for your follow up telephonic comment received on June 14, 2017 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the above noted filing made by the Funds. Below, we provide the Staff’s original comment, our initial response, the Staff’s follow up comment, and our response to your follow up comment.

Original comment:	The Summary of Investments by Security Sector for the Emerging Markets Equity Fund indicated that 26.1% was invested in the Financial sector. Please confirm appropriate sector risk is disclosed in the Fund’s Prospectus.

	Initial Response:	We have considered the Fund’s current prospectus disclosure in light of your comment and believe that it appropriately addresses the principal risks applicable to an investment in the Fund. Although the Trust’s annual report indicates that the Fund has invested 26.1% of its assets in the “Financials” sector, the Fund will not be disproportionately exposed to the risks of the financial industry in emerging markets. The “Financials” sector is constructed broadly and includes, among others, consumer finance, asset management, investing banking, capital markets. In addition, the Global Industry Classification Standards included real estate within the “Financials” sector until November 2015, at which time Real Estate was made its own sector. In response to your comment we plan to evaluate the Funds’ current industry and sector classification standards and determine whether any modernizing changes should be implemented going forward.

Follow up comment:	Please describe in further detail the basis for your response above. Do you internally evaluate exposure to categories such as consumer finance, asset management, investment banking and capital markets. In addition, please quantify the exposure to the Chinese financial industry in light of concerns of increased borrowing, shadow lending, and changes to government policy in China. If there is significant exposure, how and where do you disclose this potential risk.

Response:	We consider sector exposures as part of our sub-advisor selection process. We aim to find managers that complement each other and do not have similar country, sector, or style biases in order to avoid over exposure to any one sector or country. Our current exposure to Chinese financials is 4.02% (according to GICS) vs the MSCI Emerging Market Index at 6.77%. Within that financial weighting we own 2.53% in Banks, 0.16% in Capital Markets, 0.01% in Diversified Financials and 1.32% in Insurance. Overall, the exposure of the Fund to Chinese financials is minimal and less than our benchmark.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (212) 296-1488. Thank you.

Best regards,

/s/ Francis Smith

Francis Smith
Treasurer

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